CONSENT OF EXPERT

March 31, 2026

Anfield Energy Inc.

United States Securities and Exchange Commission

Ladies and Gentlemen:

Re: Anfield Energy Inc.

I, Douglas L. Beahm, Chief Operating Officer of Anfield Energy Inc. (the "Company"), do hereby consent to the written disclosure regarding:

- the 2022 Mineral Resource Technical Report entitled "US DOE Uranium/Vanadium Leases JD-6, JD-7, JD-8, and JD-9 Montrose County, Colorado, USA", dated April 10, 2022;
- the 2023 combined Velvet-Wood Project and Slick Rock Project PEA entitled "The Shootaring Canyon Mill and Velvet Wood and Slick Rock Uranium Projects, Preliminary Economic Assessment", dated May 6, 2023;
- other information pertaining to these projects; and
- the scientific and technical information included in the Company's annual information form for the fiscal year ended December 31, 2025;

and (ii) the references to my name in connection with the preparation and review of the aforementioned scientific or technical information included or incorporated by reference in this annual report on Form 40-F for the year ended December 31, 2025, including any amendments thereto and the exhibits thereto (the "Form 40-F"), being filed by the Company with the United States Securities and Exchange Commission.

The undersigned also hereby consents to the use of the scientific or technical information attributed to the undersigned in the Form 40-F being incorporated by reference into the Company's registration statement on Form F-10 (File No. 333-291078), and any amendments or supplements thereto.

By: /s/ Douglas L. Beahm

Douglas L. Beahm, P.E., P.G.